GME Innotainment, Inc.

208 East 51st Street, Suite 170, New York, NY 10022

Phone: (212) 508-2130

Thomas Jones.

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GME Innotainment, Inc.

Offering Statement on Form 1-A

Filed: January 10, 2020

Response Dated: May 26, 2020

File No. 024-11139

May 27, 2020

Dear Mr. Jones,

This letter sets forth the response of GME Innotainment, Inc., (“GRSO” or the “Company”) to the Staff’s written comments dated May 26, 2020.

Amendment No. 5 to Offering Statement on Form 1-A

Principal Stockholders, page 47

1. We note your response to prior comment 1. Please ensure that you have included in the table each person or group of affiliated persons, known by you to be the beneficial owner of more than 10% of your capital stock. In this regard, we note that you disclosed in the prior amendment that you had 86,695,638 shares of common stock issued and outstanding as of December 31, 2019 and you now disclose that you had 230,118,278 shares of common stock issued and outstanding as of May 15, 2020. However, it does not appear that you have included any new beneficial owners in the table on page 47. Also, tell us the exemption from registration relied upon for shares of your common stock issued since December 31, 2019. Finally, we note that some disclosure points in the filing should be updated to reflect the increased number of shares outstanding. Please review and revise.

Response: The Company has ensured that it has included all shareholders and affiliated person who own 10% or more of the Company’s stock in the Principal Stockholders table. The shares were issued pursuant to Section 3(a)(10) debt settlement and conversions. The disclosure points that are not updated are based off of the December 31, 2019 financials and the financial information therein, which could not be properly updated by using more current share outstanding information.

Notes to the Financial Statements

Note 15. Subsequent Events, page 78

2. We note from your disclosure on page 8 and elsewhere in the filing, that as of May 15, 2020 you have 230,118,278 shares of common stock outstanding. We also note from your disclosure in Note 15 to the financial statements, that subsequent to December 31, 2019, you had several stock issuances, and as of April 30, 2019, you had 154,285,522 common shares outstanding. Please revise Note 15 and your MD&A section to disclose the nature and amount of all significant common stock issuances subsequent to December 31, 2019.

Response: The Company has updated the shares outstanding where they are not part of the December 31, 2019 financials. Note 15 was as of the filing of the financials as prepared and filed with the OTC Markets originally on April 30, 2020 and amended as on May 7, 2020 and as such has not been updated. The MD&A section is based off of the December 31, 2019 financials as presented and is reflected as such therein.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 508-2130 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

GME Innotainment, Inc.

/s/Yves R. Michel

Name: Yves R. Michel

Title: Chief Executive Officer, Director